SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 2 – Final Amendment)
(Rule 13e-100)
Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder
Rule 13e-3 Transaction Statement under Section 13(e)
of the Exchange Act of 1934

ABTECH HOLDINGS, INC.
(Name of Issuer)

Abtech Acquisition Corp
Golden Properties Ltd.
Hugo Neu Corporation
Tilly LLC
Wendy Joan Kelman-Neu
Steven Kohlhagen
Upen Bharwada
Donald R. Kendall
F. Daniel Gabel
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00400H207
(CUSIP Number of Class of Securities)

Golden Properties Ltd. Suite 500-1177 West Hastings Street Vancouver, BC, V6E 2K3, Canada Attention: Simon Royle Telephone: (604) 689-1721	Hugo Neu Corporation 78 John Miller Way, Suite 102 Kearny, NJ 07032 Attention: Wendy Joan Kelman-Neu Telephone: (646) 467-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):
☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$477,358.20	$57.86***

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than 13,578,692 shares of common stock already beneficially owned by the Filing Persons) at a purchase price of $1.10 in cash per share. There were 433,962 shares of Common Stock of outstanding that were not beneficially owned by the Filing Persons as of December 10, 2018.

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2019, was calculated by multiplying the transaction valuation by 0.0001212.

***	Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSEUPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) that was filed by Abtech Acquisition Corp (“Newco”), Golden Properties Ltd (“Golden”), Hugo Neu Corporation (“HN”), Tilly LLC (“Tilly”), Wendy Kelman-Neu, Steven Kohlhagen, Upen Bharwada, Donald R. Kendall, and F. Daniel Gabel with the Securities and Exchange Commission (the “Commission”) on December 10, 2018 and amended on February 11, 2019, with respect to the merger (the “Merger”) of Abtech Holdings, Inc., a Nevada corporation (“Abtech”) with Newco, with Newco continuing as the surviving corporation (the “Surviving Corporation”). This Amendment No. 2 is a final amendment reporting the results of the transaction. All information set forth in this Amendment No. 2 should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.

RESULTS OF THE TRANSACTION

On March 13, 2019, the Filing Persons caused the Schedule 13E-3, as amended, to be mailed to Abtech’s stockholders (the “Mailing”). Immediately prior to the Mailing, in accordance with the terms of that certain Contribution Agreement, dated December 7, 2018, by and among Golden, HN, Tilly, Wendy Kelman-Neu, Steven Kohlhagen, Upen Bharwada, Donald R. Kendall, and F. Daniel Gabel (collectively, the “Contributing Stockholders”) and Newco, the Contributing Stockholders contributed all of their respective shares of common stock, par value $0.001 per share (“Common Stock”), of Abtech to Newco, resulting in Newco owning more than 90% of the outstanding shares of Common Stock. In exchange, the Contribution Stockholders received, in the aggregate, 100% of the shares of common stock of Newco.

The Merger of Abtech and Newco became effective on 12:01 a.m. on March 20, 2019 (the “Effective Time”). Because Newco owned more than 90% of the outstanding shares of Common Stock immediately prior to the Effective Time, no action by Abtech’s stockholders (other than Newco) was required for the Merger to become effective under applicable Nevada law.  As a result of the Merger, the Contributing Stockholders own 100% of the capital stock of the Surviving Corporation.

At the Effective Time, pursuant to the terms of the Merger, each share of Common Stock outstanding, other than shares of Common Stock owned by Newco, shares of treasury stock of Abtech and shares owned by stockholders who properly exercise their statutory appraisal rights under applicable Nevada law, was converted into the right to be paid $1.10 in cash, without interest, by Newco upon the surrender of such share.  Notices of Merger and Dissenter’s Rights along with a Letter of Transmittal will be mailed to stockholders, pursuant to Nevada law, by the paying agent for the Merger as promptly as practicable, but in no event later than ten calendar days following the Effective Time.

In addition, prior to the Effective Time, the Financial Industry Regulatory Authority (“FINRA”) was notified about the Merger.  On March 20, 2019, FINRA removed Abtech’s symbol “ABHD” prior to the start of trading, and Abtech stock ceased to be quoted on the OTC Marketplace.

The Surviving Corporation intends to file a Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act on March 21, 2019.

Item 16. Exhibits

Exhibit Number	Description
(a)(1)	Letter from Abtech Acquisition Corp to Stockholders of Abtech Holdings, Inc.*

(a)(2)	Form of Notice of Merger and Dissenter’s Rights*

(b)	None

(c)	None

(d)	Contribution Agreement by and between the Contributing Stockholders and Abtech Acquisition Corp, dated December 7, 2018*

(e)	None

(f)	Nevada Revised Statutes Section 92A.300 to Section 92A.500 — Dissenter’s Rights Provisions*

(g)	None

(h)	None

*	Previously filed.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2019

ABTECH ACQUISITION CORP

	By:	/s/ Alexander Lau
	Name:	Alexander Lau
	Title:	President

GOLDEN PROPERTIES LTD.

	By:	/s/ Alexander Lau
	Name:	Alexander Lau
	Title:	Vice-President

HUGO NEU CORPORATION

	By:	/s/ Wendy Joan Kelman-Neu
	Name:	Wendy Joan Kelman-Neu
	Title:	President

TILLY LLC

	By:	/s/ Wendy Joan Kelman-Neu
	Name:	Wendy Joan Kelman-Neu
`	Title:	Sole Member and Manager

WENDY JOAN KELMAN-NEU

/s/ Wendy Joan Kelman-Neu

STEVEN KOHLHAGEN

/s/ Steven Kohlhagen

UPEN BHARWADA

/s/ Upen Bharwada

DONALD R. KENDALL

/s/ Donald R. Kendall

F. DANIEL GABEL

/s/ F. Daniel Gabel